FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item	Page
Item 1. Press Release Announcing Turner Broadcasting System, Inc.’s Agreement with Claxson Interactive Group Inc. to Acquire Claxson Interactive Group Inc.’s Pay Television Networks in Latin America	3
Signatures	5

Item 1. Press Release Announcing Turner Broadcasting System, Inc.’s Agreement with Claxson Interactive Group Inc. to Acquire Claxson Interactive Group Inc.’s Pay Television Networks in Latin America
For release: December 14, 2006
Turner Broadcasting System, Inc. to Acquire Claxson Interactive
Pay Television Networks in Latin America
     Turner Broadcasting System, Inc. (TBS, Inc.), a Time Warner company, has reached an agreement with Claxson Interactive Group, Inc. (Claxson) to acquire seven pay television networks currently operating in the Latin America market, it was announced today by Philip I. Kent, chairman and chief executive officer of TBS, Inc., and Roberto Vivo-Chaneton, chairman and chief executive officer of Claxson. The networks will be operated by Turner Broadcasting System Latin America. Through this transaction, which is valued at approximately $235 million, the TBS, Inc. Latin America portfolio will include 13 wholly owned television networks and 10 represented networks.
     Under the proposed agreement, TBS, Inc. will acquire Fashion TV, HTV, Infinito, I.Sat, MuchMusic, Retro and Space. In addition, TBS, Inc. assumes sales representation rights for Claxson- and third party-owned networks in Latin America, and will provide related technical services to these networks. The seven networks TBS, Inc. will own outright currently reach some 51 million subscribers across Latin America.
     “This agreement with Claxson furthers our strategy of expanding our television networks business with local-language programming for the growing Latin American market,” said Kent. “The Claxson networks complement Turner’s existing portfolio of leading pay television networks in the Latin America region. Together, they offer consumers of all ages a range of quality, branded entertainment, news and information programming tailored for the market.”
     Turner Broadcasting’s leading pay television networks in Latin America include CNN International, TNT, Cartoon Network, CNN en Español, Boomerang and TCM Classic Hollywood. Collectively, they reach some 85 million households in the region.
     “We are extremely pleased about this transaction with Turner,” said Vivo-Chaneton. “Our pay TV division has achieved extraordinary results over the last few years thanks to management’s ability to turn market threats into opportunities. Given the position of our networks in the marketplace, it is logical that a leading company such as Turner sees Claxson’s pay TV division as a growth opportunity. Separately, we look forward to growing our remaining networks together with Turner.”
-more-

     Claxson will maintain its interests in Playboy TV Latin America, Digital Latin America, DMX and MUSIC Latin America, as well as its broadcast radio business in Chile and its broadband and Internet division. Bear, Stearns & Co. Inc. acted as financial adviser to Claxson on the sale.
     Claxson Interactive Group, Inc. (XSONF.PK) is a multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world. The company has a portfolio of well-known branded entertainment options distributed on multiple platforms, including pay TV, broadcast TV, radio and Internet. The company’s headquarters are located in Buenos Aires and Miami, and it has a presence in the U.S. and all major Latin American countries, including without limitation Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s main shareholders are the Cisneros Group of Companies and funds associated with Hicks, Muse, Tate & Furst, Inc.
     Turner Broadcasting System, Inc., a Time Warner company, is a major producer of news and entertainment product around the world and a leading provider of programming to the basic cable television industry.
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CONTACTS:

Caroline Rittenberry	TBSLA	404/827-1035	caroline.rittenberry@turner.com

Juan Iramain	Claxson	00 54 11 43393701	jiramain@claxson.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: December 19, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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